UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 1-13107

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AutoNation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
200 SW 1st Ave
Fort Lauderdale, Florida 33301

AUTONATION 401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

AUTONATION 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
AutoNation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the AutoNation 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2013, and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 6, 2014
Fort Lauderdale, Florida
Certified Public Accountants

AUTONATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2013	2012
ASSETS
Cash and cash equivalents	$14,680	$20,772
Investments, at fair value (Note 3)	479,160,646	397,745,210
Receivables
Employer contributions	2,657	1,996
Participant contributions	9,388	10,666
Notes receivable from participants	11,726,256	11,014,414
Total receivables	11,738,301	11,027,076
Total assets	490,913,627	408,793,058
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(475,488)	(1,671,367)
NET ASSETS AVAILABLE FOR BENEFITS	$490,438,139	$407,121,691
See accompanying notes to financial statements.

AUTONATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions to net assets attributed to:
Investment income
Dividends	$3,078,199
Net appreciation in fair value of investments (Note 4)	76,145,893
Appreciation in contract value of investment (Note 4)	875,978
Total investment income	80,100,070

Interest income on notes receivable from participants	595,526

Contributions
Participant	32,257,626
Participant rollovers	4,013,777
Employer, net of forfeitures	5,145,029
Total contributions	41,416,432

Other income	757,804

Total additions	122,869,832

Deductions from net assets attributed to:
Benefits paid to participants	(37,631,582)
Distributions due to loan defaults	(1,225,165)
Administrative expenses	(696,637)
Total deductions	(39,553,384)

Net increase	83,316,448

Net assets available for benefits
Beginning of year	407,121,691
End of year	$490,438,139
See accompanying notes to financial statements.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN
General
The following description of the AutoNation 401(k) Plan, as amended through December 31, 2013 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“Plan Sponsor” or the “Company”). The Plan is a participant-directed, defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
The Company entered into a trust agreement whereby Wells Fargo Bank, N.A. (the “Trustee”) has been appointed the trustee of the Plan. Under the terms of the Plan and the trust agreement, the Trustee holds and manages the Plan assets subject to the direction of the Employee Benefits Committee and Plan participants. Wells Fargo Institutional Retirement and Trust, a service group of Wells Fargo Bank, N.A., has been appointed the service provider for the Plan to provide recordkeeping and other administrative services to the Plan.
Eligibility
Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon their date of hire with the Company, including employees who become employed due to a business acquisition.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Contributions and Funding Policy
Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two common collective trust funds, and the Company’s common stock as investment options for participants. Participants may direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Each eligible participant could contribute up to $17,500 in 2013, subject to other applicable IRC limitations. Contributions of Highly Compensated Employees were limited to 5% of eligible compensation in 2013. The Plan also allowed participants that had attained age 50 to make additional (“catch-up”) contributions to the Plan of up to $5,500 in 2013. The Plan also allows for rollovers of vested contributions from participants’ previous employers’ qualified plans. Contributions to the Plan are based on eligible compensation paid to participants during the Plan year.
During 2013, the Company made an employer matching contribution of $.50 for each $1 of employee contribution up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. Effective January 1, 2013, the Plan was amended to provide employer matching contributions for employee catch-up contributions. Employer matching contributions are invested in accordance with each participant’s investment election applied to his/her pre-tax contributions. The employer matching contributions, net of forfeitures, totaled $5,145,029 in 2013.
The Company may also make discretionary matching contributions to the Plan. The Company did not make any discretionary contributions in 2013 or 2012.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income and losses attributable to the participant’s account. All investments in the Plan are participant-directed. If a participant makes no investment fund election, any contributions made into the participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”).
Vesting and Forfeitures
A participant’s contributions are fully vested when made, as well as earnings thereon. For participants hired prior to January 1, 2011, employer matching contributions are fully vested. For participants hired on or after January 1, 2011, employer matching contributions vest equally each year after the participant’s hire date over a three-year vesting period. However, employer matching contributions become automatically vested if a participant terminates employment after the age of 65, or the participant dies or becomes disabled while employed by the Company.
Upon a participant’s termination of employment, amounts not fully vested are forfeited. Additionally, if the Plan Administrator, after making a reasonably diligent effort, cannot locate a missing participant or his/her beneficiary, the missing participant’s account will be forfeited. Forfeited amounts may be used to reduce the Company’s matching contributions, pay the Plan’s administrative expenses, or reinstate previously forfeited amounts to rehired employees or missing participants that are located. During 2013, employer matching contributions were reduced by $71,695 of forfeitures. The unused forfeiture balance at December 31, 2013 and 2012, was $143,728 and $854, respectively.
The increase in the unused forfeiture balance is due primarily to the forfeiture of missing participants’ accounts at the end of 2013 after completion of a diligent search for such participants pursuant to an IRS-approved voluntary correction program. The IRS-approved method of correction provides that the amounts attributable to those missing participants who could not be located after a diligent search would be forfeited pursuant to the terms of the Plan and applicable Treasury regulations. If a missing participant whose benefit was forfeited contacts the Plan Administrator or the Department of Labor, the Company will restore such individual’s account under the Plan at its balance as of the forfeiture date.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Notes Receivable from Participants
Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from 5.25 to 10 percent with various maturity dates through 2023. Principal and interest on loans are repaid in substantially equal installments through payroll deductions. Participant loans are stated at their outstanding principal balances (accrued interest was immaterial at December 31, 2013 and 2012).
The Plan accepts and continues to service loans transferred from the plans of acquired companies. Delinquent notes receivable from participants are recorded as distributed based upon the terms of the Plan document.
Administrative Expenses
Management fees and operating expenses of the Plan’s investment funds are paid by the funds and reflected as a reduction in each fund’s appreciation/depreciation in fair value. A portion of the management fees and operating expenses are returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received, which are used to pay the Plan’s administrative expenses, are reflected in Other Income in the accompanying Statement of Changes in Net Assets Available for Benefits. Revenue sharing amounts received in excess of administrative expenses paid by the Plan are credited to participants’ accounts on a pro rata basis excluding any investment in AutoNation, Inc. common stock. The Company may pay certain fees and administrative expenses of the Plan.
Payment of Benefits
On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly,

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or a portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2. Benefit distributions are recorded when paid.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive investment contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Wells Fargo Stable Return Fund N15, a common collective trust fund. The Plan Administrator does not believe that any events related to the Wells Fargo Stable Return Fund N15 which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. At December 31, 2013 and 2012, the Wells Fargo Stable Return Fund N15 is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2013 and 2012, approximately 15% and 16% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

Subsequent Events
We have evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2013.
NOTE 3 - FAIR VALUE MEASUREMENTS
Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$72,324,540	$—	$—	$72,324,540
Mutual Funds
Fixed Income Funds	62,203,858		—	62,203,858
International Equity Funds	58,340,217	—	—	58,340,217
Equity Funds - Small Cap	51,834,655	—	—	51,834,655
Equity Funds - Mid Cap	41,007,695	—	—	41,007,695
Equity Funds - Large Cap	66,419,598	—	—	66,419,598
Total Mutual Funds	279,806,023	—	—	279,806,023
Common Collective Trusts
Stable Return Fund	—	59,896,988	—	59,896,988
Equity Fund - Large Cap	—	67,133,095	—	67,133,095
Total Common Collective Trusts	—	127,030,083	—	127,030,083
Total Investments at Fair Value	$352,130,563	$127,030,083	$—	$479,160,646

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$63,496,458	$—	$—	$63,496,458
Mutual Funds
Fixed Income Funds	63,096,709	—	—	63,096,709
International Equity Funds	47,006,669	—	—	47,006,669
Equity Funds - Small Cap	38,958,488	—	—	38,958,488
Equity Funds - Mid Cap	29,032,230	—	—	29,032,230
Equity Funds - Large Cap	46,556,931	—	—	46,556,931
Total Mutual Funds	224,651,027	—	—	224,651,027
Common Collective Trusts
Stable Return Fund	—	59,293,166	—	59,293,166
Equity Fund - Large Cap	—	50,304,559	—	50,304,559
Total Common Collective Trusts	—	109,597,725	—	109,597,725
Total Investments at Fair Value	$288,147,485	$109,597,725	$—	$397,745,210
 The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•
AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol “AN,” is valued at its quoted market price at the daily close of the NYSE.

•	Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds at year end.
Common collective trusts

•
Wells Fargo Stable Return Fund N15: the fair value of the Plan’s interest in the stable return fund trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers. The net asset value of the fund is determined daily and distributions from net investment income and net realized gains on investments are retained by and reinvested in the fund. The fund seeks to provide investors with a moderate level of stable income without principal volatility. The fund invests in a variety of investment contracts and instruments that are not expected to experience price fluctuation in most economic or interest rate environments such as guaranteed investment contracts, bank investment contracts, and security backed contracts.

•
WF/BlackRock S&P 500 Index CIT: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value. The net asset value of the fund is calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund. The fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 500 Index (the “Index”). The Index is composed of the common stock of 500 U.S. companies and weighted based on each stock’s market capitalization. The fund invests in equity securities consisting of substantially the same stocks in substantially the same percentages as the Index.

As of December 31, 2013, the Plan did not have any unfunded commitments or redemption restrictions related to the common collective trusts. However, the Plan is subject to a twelve-month replacement notification requirement for the Wells Fargo Stable Return Fund N15.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

NOTE 4 - INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
AutoNation, Inc.	$72,324,540	$63,496,458
WF/BlackRock S&P 500 Index CIT	67,133,095	50,304,559
Wells Fargo Stable Return Fund N15, at contract value (1)	59,421,500	57,621,799
PIMCO Total Return Admin	49,280,021	49,212,440
American Century Small Cap Value Fund Institutional Class	46,543,199	35,429,115
Harbor International Admin	40,677,521	33,874,657
T. Rowe Price Blue Chip Growth	34,309,398	23,198,781
Invesco Growth and Income Y	32,110,200	23,358,150
Munder Mid Cap Core Growth Y	28,969,910	21,109,297

(1)	The Wells Fargo Stable Return Fund N15 is a fully benefit-responsive investment contract and is reflected at contract value.
 During 2013, the Plan’s investments (including gains and losses on investments bought, sold, or held during the year) appreciated in value as follows:

2013
Net appreciation in fair value of:
AutoNation, Inc. common stock	$15,481,575
Mutual funds	44,429,603
Common collective trust	16,234,715
$76,145,893

Appreciation in contract value of:
Fully-benefit responsive investment in common collective trust	$875,978
In March 2014, the Plan Administrator approved changes to the Plan’s investment options that are expected to be effective in the second half of 2014.
NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$490,438,139	$407,121,691
Deemed distributions of participant loans	(66,770)	(31,902)
Adjustment from contract value to fair value for fully benefit-responsive investment contract	475,488	1,671,367
Net assets available for benefits per the Form 5500	$490,846,857	$408,761,156

AUTONATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

2013
Net increase in net assets available for benefits per the financial statements	$83,316,448
Net change in deemed distributions of participant loans	(34,868)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,195,879)
Net increase in net assets available for benefits per the Form 5500	$82,085,701
NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The following transactions represent party-in-interest transactions to the Plan.

•
Common collective trusts: These investments are managed by Wells Fargo Bank, N.A. The value of these investments included in net assets available for benefits was $126,554,595 as of December 31, 2013 and $107,926,358 as of December 31, 2012, which included an adjustment to reduce fair value to contract value for fully benefit-responsive investment contracts of $475,488 and $1,671,367, respectively.

•	AutoNation, Inc. common stock: The fair value of investments in the Company’s common stock was $72,324,540 as of December 31, 2013, and $63,496,458 as of December 31, 2012.

•
Notes receivable from participants: The Plan accepts and services loans to plan participants as described in Note 1. Notes receivable from participants totaled $11,726,256 as of December 31, 2013, and $11,014,414 as of December 31, 2012.

•
Administrative fees: Certain administrative fees were paid by the Plan to the Trustee. These fees were $696,637 for the plan year ended December 31, 2013. The Company may pay certain fees and expenses of the Plan.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated April 29, 2013, that the Plan is designed and qualified in accordance with the applicable sections of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since applying for and receiving the latest determination letter. However, the Plan Administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the IRC and remains qualified.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

SUPPLEMENTARY SCHEDULES

AUTONATION 401(k) PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2013

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐
2013	$311	$3,825	$—	$—
	$311	$3,825	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

AUTONATION 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AutoNation, Inc.	Common stock	**	$72,324,540
		(1,455,515 shares)
*	WF/BlackRock S&P 500 Index CIT	Common/collective fund	**	67,133,095
		(718,186 units)
*	Wells Fargo Stable Return Fund N15	Common/collective fund	**	59,896,988
		(5,234,809 units)
	PIMCO Total Return Admin	Registered investment company	**	49,280,021
		(4,609,918 shares)
	American Century Small Cap Value Institutional	Registered investment company	**	46,543,199
		(4,754,157 shares)
	Harbor International Admin	Registered investment company	**	40,677,521
		(576,822 shares)
	T. Rowe Price Blue Chip Growth	Registered investment company	**	34,309,398
		(531,105 shares)
	Invesco Growth and Income Y	Registered investment company	**	32,110,200
		(1,187,947 shares)
	Munder Mid Cap Core Growth Y	Registered investment company	**	28,969,910
		(673,719 shares)
	American Funds EuroPacific Gr R4	Registered investment company	**	17,662,696
		(366,598 shares)
	PIMCO Real Return Admin	Registered investment company	**	12,923,837
		(1,178,107 shares)
	JP Morgan Mid Cap Value Select	Registered investment company	**	12,037,785
		(345,814 shares)
	Alger Small Cap Growth Institutional I	Registered investment company	**	5,291,456
		(183,476 shares)
	Participant loans	Interest rates from 5.25% to 10% and maturity dates through 2023	—	11,726,256
	Total			$490,886,902

*	Represents a party-in-interest to the Plan.

**	Cost information not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date:	June 6, 2014	By:	/s/ Michael J. Stephan
		Title:	Vice President, Corporate Controller, AutoNation, Inc.